Exhibit 99.5

NICE Named a Leader in CCaaS by Independent Research Firm

NICE recognized as a Leader for CXone Mpower, receiving the highest scores in 17 criteria and top ranked in the
Strategy category

Hoboken, N.J., April 10, 2025 – NICE (Nasdaq: NICE) today announced that NICE has been recognized as a Leader in Contact Center as a Service by Forrester Research. The Forrester Wave(TM): Contact-Center-As-A-Service (CCaaS) Platforms, Q2 2025 report identifies NICE among the most significant cloud contact center platforms in the market.

For a copy of the report, click here.

"The NICE CXone Mpower platform provides the broadest capability set in the industry with leading CCaaS, workforce management (WFM), and analytics capabilities. The company uses its broad product functionality and significant resources to bring value to many brands on a global scale," according to the report, authored by Max Ball, Vice President and Principal Analyst, Forrester.

For companies seeking a cloud contact center provider, Forrester's independent research provides in-depth analysis and insights to aid in the decision-making process. The Forrester report states, "NICE is a best fit for brands looking for a proven solution with broad capabilities and a strong track record of success."

NICE received the highest possible scores in 17 criteria, including Innovation, Agent Assist Tools, Agent Desktop & Workflow Automation, CRM/Back-End System Integration, Roadmap and Scalability and Reliability.

The report states, "NICE enjoys a significant market presence, strong revenue streams, and good fiscal management to enable continued leadership with its roadmap and approach to innovation."

"To us, this report showcases NICE's leadership as a leading AI platform for customer service," said Barry Cooper, President, CX Division, NICE. "Enterprises are no longer willing to settle for disconnected AI solutions that don't deliver real business impact. With CXone Mpower, we've built AI into the core of the platform, enabling seamless orchestration across every channel and touchpoint. This isn't about partial fixes—it's about driving true, end-to-end automation that transforms how businesses operate and delivers measurable outcomes that cut costs and elevate customer service."

Forrester does not endorse any company, product, brand, or service included in its research publications and does not advise any person to select the products or services of any company or brand based on the ratings included in such publications. Information is based on the best available resources. Opinions reflect judgment at the time and are subject to change. For more information, read about Forrester's objectivity here .

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.